EXHIBIT 99.1

Ohio Gathering Company, L.L.C.

December 31, 2019, 2018, and 2017 Financial Statements and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Ohio Gathering Company, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ohio Gathering Company, L.L.C. (the “Company”) as of  December 31, 2019 and 2018, and the related statements of operations, of changes in members’ equity, and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Denver, Colorado

March 6, 2020

We have served as the Company's auditor since 2016.

Ohio Gathering Company, L.L.C.

Balance Sheets ($ in thousands)

	December 31,
	2019	2018
Assets
Current assets:
Cash	$12,628	$6,523
Trade receivables	11,751	14,371
Affiliate receivables	9,604	14,463
Inventories	6,008	4,619
Other current assets	282	59
Total current assets	40,273	40,035
Property and equipment, net	1,273,775	1,259,075
Deferred contract costs, net	3,296	3,730
Other noncurrent assets	46	46
Total assets	$1,317,390	$1,302,886
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$8,540	$12,073
Affiliate payables	1,591	3,464
Accrued liabilities	9,685	11,700
Total current liabilities	19,816	27,237
Asset retirement obligations	3,579	3,371
Other long-term liabilities	312	332
Total liabilities	23,707	30,940
Commitments and contingencies (see Note 7)
Members’ equity	1,293,683	1,271,946
Total liabilities and members’ equity	$1,317,390	$1,302,886

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statements of Operations ($ in thousands)

	Year Ended December 31,
	2019	2018	2017
Revenue	$141,262	$142,030	$140,505
Operating expenses: Facility expenses	38,340	48,390	33,649
General and administrative expenses	3,538	3,974	3,676
Depreciation and accretion	62,470	59,154	68,294
Impairment expense	3,469	30,443	3,423
Total operating expenses	107,817	141,961	109,042

Income from operations	33,445	69	31,463
Miscellaneous income	—	3,564	—

Income before provision for income tax	33,445	3,633	31,463
Provision for deferred income tax expense	8	6	6
Net income	$33,437	$3,627	$31,457

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C. Statements of Changes in Members’ Equity ($ in thousands)

	MarkWest Utica EMG, L.L.C.	Summit Midstream Partners, LP	Total
Balance at December 31, 2016	$794,029	$556,995	$1,351,024
Contributions from members	37,355	24,903	62,258
Distributions to members	(60,330)	(40,220)	(100,550)
Net income	18,874	12,583	31,457
Balance at December 31, 2017	789,928	554,261	1,344,189
Contributions from members	7,386	4,924	12,310
Distributions to members	(52,908)	(35,272)	(88,180)
Net income	2,176	1,451	3,627
Balance at December 31, 2018	746,582	525,364	1,271,946
Contributions from members	83,610	—	83,610
Distributions to members	(58,010)	(37,300)	(95,310)
Net income	20,377	13,060	33,437
Balance at December 31, 2019	$792,559	$501,124	$1,293,683

The accompanying notes are an integral part of these financial statements.

Ohio Gathering Company, L.L.C.

Statements of Cash Flows ($ in thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$33,437	$3,627	$31,457
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion	62,470	59,154	68,294
Amortization of deferred contract costs	435	435	435
Deferred revenue	(29)	(55)	(1,181)
Impairment expense	3,469	30,443	3,423
Gain on insurance settlement related to construction costs	—	(3,465)	—
Provision for deferred income tax expense	8	6	6
ARO settlement	(254)	—	—
Changes in operating assets and liabilities:
Trade receivables	2,621	(724)	210
Affiliate receivables	(584)	2,690	(1,609)
Inventories	(1,389)	(871)	(697)
Other current assets	(224)	386	1,357
Accounts payable	(1,195)	1,347	109
Affiliate payables	(731)	147	103
Accrued liabilities	1,641	5,006	214
All other, net	—	19	—
Net cash provided by operating activities	99,675	98,145	102,121
Cash flows from investing activities:
Capital expenditures	(92,496)	(47,056)	(83,845)
Proceeds from sale of property and equipment	10,662	15,573	12,796
Proceeds from insurance settlement related to construction costs	—	3,465	—
Net cash used in investing activities	(81,834)	(28,018)	(71,049)
Cash flows from financing activities:
Contributions from members	83,610	12,310	62,258
Distributions to members	(95,310)	(88,180)	(100,550)
Other	(36)	—	—
Net cash used in financing activities	(11,736)	(75,870)	(38,292)
Net increase (decrease) in cash	6,105	(5,743)	(7,220)
Cash at beginning of year	6,523	12,266	19,486
Cash at end of year	$12,628	$6,523	$12,266
Non-cash investing activities:
(Decrease) increase in accrued property and equipment	$(6,042)	$7,671	$(10,117)
(Decrease) increase in affiliate payables for purchases of property and equipment	(1,141)	1,757	(236)
Decrease (increase) in affiliate receivables for sales of property and equipment	5,443	2,238	(7,291)

The accompanying notes are an integral part of these financial statements.

1.	Organization and Business

Ohio Gathering Company, L.L.C.

Notes to Financial Statements

($ in thousands, unless otherwise indicated)

Effective May 31, 2012, MarkWest Utica EMG, L.L.C. (“MarkWest Utica”) a wholly-owned subsidiary of MPLX LP, entered into the Limited Liability Company Agreement (the “Original LLC Agreement”) with Blackhawk Midstream LLC (“Blackhawk”), in order to form Ohio Gathering Company, L.L.C. (the “Company” or “Ohio Gathering”). The Company provides natural gas gathering and compression services in the Utica Shale region of Ohio. All operational and administrative services are provided through contractual arrangements with affiliates of MarkWest Utica Operating Company, L.L.C. (“MarkWest Utica Operating”). See Note 3 for more information regarding affiliate transactions.

In January 2014, Blackhawk sold its less than 1% ownership interest and an option to acquire a 40% equity interest in Ohio Gathering (the “Ohio Gathering Option” - see Note 2, Deferred Contract Costs, for further discussion) to Summit Midstream Partners, LP (“SMLP”). Effective June 1, 2014, SMLP exercised the Ohio Gathering Option and increased its equity ownership from less than 1% to approximately 40% through a net cash investment of $341.4 million.

In August 2014, MarkWest Utica and SMLP entered into the Third Amended and Restated Limited Liability Company Agreement of Ohio Gathering Company, L.L.C. (“the Third Amended LLC Agreement”). In accordance with the Third Amended LLC Agreement, SMLP has the right, but not the obligation, to make additional capital contributions subject to certain limitations. If SMLP elects to contribute capital in response to a particular capital call then the aggregate amount of capital that MarkWest Utica is required to contribute pursuant to such capital call will be decreased, dollar for dollar, by the amount of capital SMLP elects to contribute. If a member fails to contribute any capital to the Company that is committed to be contributed or fails to timely wire the True-Up Amount (as defined in the Third Amended LLC Agreement) such member will be considered in default but will remain fully obligated to contribute such capital to the Company. The Company will be entitled to pursue all remedies available at law against the defaulting member. Through December 31, 2018, SMLP had elected to contribute 40% of all capital calls. On February 28, 2019, SMLP gave a formal notice of its election not to fund its pro rata portion of capital calls which has resulted in a reduction of its percentage interest in the Company as of December 31, 2019 from 40% to 38%. As of December 31, 2019, MarkWest Utica has contributed $1.4 billion and SMLP has contributed

$853 million to the Company.

The business and affairs of the Company are overseen by a board of managers. The composition of the board of managers changes in accordance with changes in investment balances. The reduction in SMLP’s percentage interest resulted in the loss of a board seat effective January 31, 2019. Therefore, effective January 31, 2019, the board of managers consists of three managers designated by MarkWest Utica and one manager designated by SMLP. The board of managers has delegated to MarkWest Utica Operating the authority to manage the day-to-day operations of the Company, subject to certain approval rights retained by the board. Pursuant to a services agreement between the Company and MarkWest Utica Operating, an affiliate of MarkWest Utica Operating provides all employees and services necessary for the daily operations and management of the Company’s business. The Company is required to distribute all available cash, as defined in the Third Amended LLC Agreement, to the members within 45 days of the end of each calendar month.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Estimates are subject to uncertainties due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and affect items such as, valuing inventory; evaluating impairments of long-lived assets; establishing estimated useful lives for long-lived assets; estimating revenues, expense accruals and capital expenditures; valuing asset retirement obligations; establishing inputs when determining fair value of options; evaluating forecasts when determining income tax valuation allowances; and determining liabilities, if any, for environmental and legal contingencies. Actual results could differ materially from those estimates.

Cash

Cash includes cash on hand and secured deposits. The Company maintains cash deposits with a major bank, which, from time- to-time, may exceed federally insured limits. The Company had no cash equivalents at December 31, 2019 and 2018.

Trade Receivables

Trade receivables primarily consist of customer accounts receivable, which are recorded at the invoiced amount and generally do not bear interest. Past-due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Balances that remain outstanding after reasonable collection efforts have been unsuccessful are written off through a charge to the valuation allowance and a credit to accounts receivable. Management reviews the allowance quarterly. The Company did not record a valuation allowance at December 31, 2019 or 2018.

Inventories

Inventories consist primarily of materials and supplies to be used in operations and are stated at the lower of cost or net realizable value. Costs for materials and supplies are determined primarily using the weighted-average cost method.

Property and Equipment

Property and equipment consists primarily of natural gas gathering assets, other pipeline assets, compressors and related facilities that are recorded at cost. Expenditures that extend the useful lives of assets are capitalized. Repairs, maintenance and renewals that do not extend the useful lives of assets are expensed as incurred. Leasehold improvements are amortized over the shorter of the useful life or lease term. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment assessment is performed and the excess of the book value over the fair value is recorded as an impairment loss. The Company recorded Impairment expense of $3.5 million, $30.4 million and $3.4 million for the years ended December 31, 2019, 2018, and 2017, respectively. See Note 5 for further details.

Depreciation is provided principally on a straight-line method over a period of 20 to 30 years, with the exception of miscellaneous equipment and vehicles, which are depreciated over a period ranging from 3 to 20 years.

When items of property and equipment are sold or otherwise disposed of, any gains or losses are reported in the statements of operations. Gains on the disposal of property and equipment are recognized when they occur, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale.

Asset Retirement Obligations

An asset retirement obligation (“ARO”) is a legal obligation associated with the retirement of tangible long-lived assets that generally result from the acquisition, construction, development or normal operation of the asset. AROs are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a credit adjusted risk-free interest rate and increases due to the passage of time based on the time value of money until the obligation is settled. The Company routinely reviews and reassesses its estimates to determine if adjustments to the value of AROs are required. The Company recognizes a liability of a conditional ARO as soon as the fair value of the liability can be reasonably estimated. A conditional ARO is defined as an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. AROs have not been recognized for certain assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate. Such obligations will be recognized in the period when sufficient information becomes available to estimate a range of potential settlement dates. In addition to the conditional AROs, the Company may have AROs related to certain gathering and compression assets as a result of environmental and other legal requirements. The Company is not required to perform such work until it permanently ceases operations of the respective assets. As the Company considers the operational life of these assets to be indeterminable, an associated ARO cannot be calculated and is not recorded.

Deferred Contract Costs

Deferred contract costs of $6.6 million represent the asset created by the fair value of the Ohio Gathering Option that was recorded as permanent equity. This cost is amortized over the term of the arrangement into Facility expenses on the accompanying Statements of Operations. As of December 31, 2019 and 2018, the Company had recorded accumulated amortization of $3,296 and

$2,861, respectively. As of December 31, 2019, the amortization of deferred contract costs is $435 for each of the next five years   and

$1,123 thereafter.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies performance obligations by transferring control over a product or providing services to a customer. Performance obligations are determined based on the specific terms of the arrangements and the services offered and whether they are distinct.

The Company provides services under fee-based arrangements. Under fee-based arrangements, the Company receives a fee or fees for gathering and compression services provided to its customers. The revenue that the Company earns from these arrangements is generally directly related to the volume of natural gas and natural gas liquids that flows through the Company’s gathering system and is not directly dependent on commodity prices.

These fee-based arrangements are reported as Revenue on the Statements of Operations. Revenue is recognized over time when the performance obligation is satisfied as services are provided in a series. The Company has elected to use the output measure of progress to recognize revenue based on the units gathered. The transaction price is based on variable components which are primarily dependent on volumes. Variable consideration will generally not be estimated at contract inception as the transaction price is specifically allocable to the services provided each period end. In instances in which tiered pricing structures do not reflect our efforts to perform, the Company will estimate variable consideration at contract inception.

Amounts billed to customers for electricity and other costs to perform services are included in Revenue on the Statements of Operations. Customers generally pay monthly based on the services performed that month.

Revenue and Expense Accruals

The Company routinely makes accruals based on estimates for both revenues and expenses due to the timing of compiling billing information, receiving certain third-party information and reconciling the Company’s records with those of third parties. The delayed information from third parties includes, among other things, actual volumes transported and other operating expenses. The Company makes accruals to reflect estimates for these items based on its internal records and information from third parties. Estimated accruals are adjusted when actual information is received from third parties and the Company’s internal records have been reconciled.

Income Taxes

The Company is treated as a partnership for tax purposes under the provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for federal income taxes since the Company’s results of operations and related credits and deductions will be passed through and taken into account by its members in computing their respective tax liabilities. The Company is, however, subject to an income tax at the Cadiz, Ohio jurisdictional level.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized as tax expense (benefit) from continuing operations in the period that includes the enactment date of the tax rate change. Realizability of deferred tax assets is assessed and, if not more likely than not, a valuation allowance is recorded to reflect the deferred tax assets at net realizable value as determined by management. All deferred tax balances are classified as long-term in the accompanying Balance Sheets.

Environmental Costs

Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. The Company recognizes remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure.

Fair Value of Financial Instruments

Management believes the carrying amounts of financial instruments, including cash, trade receivables, affiliate receivables and payables, other current assets, accounts payable, and accrued liabilities approximate fair value because of the short-term maturity of these instruments.

Accounting Standards Recently Adopted ASU 2016-02, Leases

In February 2016, the Federal Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), which created Accounting Standards Codification Topic 842 ("ASC 842"), Leases. The Company adopted ASC 842, as of January 1, 2019, electing the transition method which permits entities to adopt the provisions of the standard using the modified retrospective approach without adjusting comparative periods. The Company also elected the practical expedients permitted under the transition guidance within the new standard, which among other things allowed us to grandfather the historical accounting conclusions until a reassessment event is present. The Company also elected the practical expedient to not recognize short-term leases on the balance sheet, the practical expedient related to right of way permits and land easements which allows the Company to carry forward our accounting treatment for those existing agreements, and the practical expedient to combine lease and non-lease components for the majority of our underlying classes of assets except for our third-party contractor service and equipment agreements in which the Company is the lessee. The Company did not elect the practical expedient to combine lease and non-lease components for arrangements which the Company is the lessor. In instances where the practical expedient was not elected, lease and non-lease consideration is allocated based on relative standalone selling price.

Right of use ("ROU") assets represent our right to use an underlying assets in which the Company obtains substantially all of the economic benefits and the right to direct the use of the asset during the lease term while lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company recognizes ROU assets and lease liabilities on the balance sheet for leases with a lease term of greater than one year. Payments that are not fixed at the commencement of the lease are considered variable and are excluded from the ROU assets and lease liability calculations. In the measurement of the Company's ROU assets and liabilities, the fixed lease payments in the agreement are discounted using a secured incremental borrowing rate for a term similar to the duration of the lease, as the Company's leases do not provide implicit rates. Operating lease expense is recognized on a straight-line basis over the lease term.

The standard did not materially impact the Company's balance sheets, statements of income, cash flows or equity as a result of adoption.

Not Yet Adopted

ASU 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU related to the accounting for credit losses on certain financial instruments. The guidance requires that for most financial assets, losses be based on an expected loss approach which includes estimates of losses over the life of exposure that considers historical, current and forecasted information. Expanded disclosures related to the methods used to estimate the losses as well as a specific disaggregation of balances for financial assets are also required. The Company plans to early adopt the standard for the fiscal year ended December 31, 2020. The application of this ASU is not expected to have a material impact on the Company's financial statements.

3.	Affiliate Transactions

The Company has no employees. Operating, maintenance and general and administrative services, including capitalizable engineering and construction management services, are provided to the Company under certain agreements with MarkWest Utica Operating or its affiliates. In addition, the Company has a short-term office lease agreement with an affiliate. From time to time, the Company may also sell to or purchase from affiliates, assets and inventory at the lesser of average unit cost or net realizable value. The Company has incurred the following amounts with affiliates related to the various agreements:

	Year Ended December 31,
Facility expenses	2019	2018	2017
Labor and benefits, net	$12,377	$12,601	$11,331
Rent expense	531	478	429
General and administrative expenses	2,587	2,426	2,510
Inventories Inventories sold to affiliates	1,029	433	306
Inventories purchased from affiliates	110	131	126
Property and equipment, net
Capitalized engineering and construction management fees	1,833	833	1,535
Capitalized labor and benefits	980	782	774
Property and equipment sold to affiliates	4,844	13,700	17,386
Property and equipment purchased from affiliates	1,194	1,685	3,880

4.	Significant Customers and Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables, which are generally unsecured. The Company had certain customers whose trade receivable balances individually represented 10% or more of the Company’s total trade receivables, or whose revenue individually represented 10% or more of the Company’s total revenue, as follows:

	Trade Receivables As of December 31,		Revenue Year Ended December 31,
	2019	2018	2019	2018	2017
Customer A	48%	28%	49%	29%	26%
Customer B	45%	65%	44%	62%	63%

5.	Property and Equipment

Property and equipment with associated accumulated depreciation is shown below:

	December 31, 2019	December 31, 2018
Gas gathering and compression equipment	$1,430,969	$1,325,940
Pipeline right of way	174,196	165,530
Land	2,754	2,754
Construction in progress	18,937	57,028
Property and equipment	1,626,856	1,551,252
Less: accumulated depreciation	353,081	292,177
Property and equipment, net	$1,273,775	$1,259,075

Depreciation expense of $62 million, $58.4 million, and $68.2 million is included in Depreciation and accretion on the Statements of Operations for the years ended December 31, 2019, 2018, and 2017, respectively. As part of the Company's ongoing review of long- lived assets, the Company recorded an impairment $30.4 million in 2018 related to several compressor units and other miscellaneous construction in process ("CIP") inventory that were determined to not have a future use. The Company compared the carrying value of the compressor units and CIP inventory items to the estimated net realizable value to determine the impairment expense that was recorded for the years ended December 31, 2018.

The Company recorded impairments of $3.5 million during 2019 and $3.4 million during 2017 related to CIP inventory from canceled projects that were determined to not have a future use. The Company also identified several assets with curtailed useful lives in which accelerated depreciation was recorded related to certain compressor units, dehydration units and right of way assets. The impact of this change resulted in increased depreciation expense and a reduction of net income of $11.8 million for the year ended December 31, 2017.

6.	Asset Retirement Obligations

The Company’s assets subject to AROs are primarily gas gathering pipelines and compression equipment. The Company also has land leases that require the Company to return the land to its original condition upon termination of the lease. The Company reviews current laws and regulations governing obligations associated with asset retirements and leases.

The following is a reconciliation of the changes in the ARO liability for the years ended:

	December 31, 2019	December 31, 2018
Beginning asset retirement obligations	$3,371	$3,159
Liabilities incurred	207	72
Accretion expense	255	140
Settlement	(254)	—
Ending asset retirement obligations	$3,579	$3,371

At December 31, 2019 and 2018, there were no assets legally restricted for purposes of settling AROs.

7.	Commitments and Contingencies

Environmental Matters

The Company is subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for non-compliance.

In 2015, representatives from the United States Environmental Protection Agency (“EPA”) and the United States Department of Justice conducted a raid on a pipeline launcher/receiver site owned by an affiliate of MarkWest Utica, which site was utilized for pipeline maintenance operations. In 2018, the Company, together with other MarkWest affiliates, entered into a Consent Decree with the EPA and the Pennsylvania Department of Environmental Protection by which it agreed to pay penalties and undertake supplemental environmental projects including monitoring and emission reduction projects at certain facilities. The Company paid its portion of the penalty in 2018 which was approximately $240 and has accrued $500 as of December 31, 2019 and 2018, respectively, for costs related to supplemental environmental projects.

Legal

During 2018, the Company was named in a lawsuit filed by Oxford Mining Company ("Oxford") alleging that their coal mining rights are superior to the Company's pipeline right of way through Oxford's Shugert North mine in Belmont County, Ohio. Following discovery, the trial court granted Oxford's motion for summary judgment in part, finding that Oxford has priority over the Company's right of way, and finding that the Company's pipeline constituted a trespass. On the Company's motion, the trial court dismissed Oxford's willful trespass damage claim and held that the jury would only be permitted to consider Oxford's lost profits. In January 2019, the jury returned a verdict in the amount of $5.5 million. The Company intends to appeal this determination. The $5.5 million has been accrued for at December 31, 2019 and 2018, respectively.

The Company is also subject to a variety of risks and disputes, and is a party to various legal proceedings in the normal course of its business. The Company maintains insurance policies with coverage and deductibles that it believes are reasonable and prudent. However, the Company cannot assure that the insurance companies will promptly honor their policy obligations, or that the coverage or levels of insurance will be adequate to protect the Company from all material expenses related to future claims for property loss or business interruption to the Company, or for party claims of personal injury and property damage, or that the coverage or levels of insurance it currently has will be available in the future at economical prices. While it is not possible to predict the outcome of the legal actions with certainty, management is of the opinion that appropriate provisions and accruals for potential losses associated with all legal actions have been made in the financial statements and that none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Other Contractual Obligations

The Company has contractual commitments to acquire property and equipment totaling $1.8 million at December 31, 2019, which is committed for the year ended December 31, 2020.

8.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 6, 2020, the date the financial statements were issued, and has determined that there are no material subsequent events that required additional disclosure.